SEC FILE NUMBER 001-10533

CUSIP NUMBER 767204100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM 12b-25

NOTIFICATION OF LATE FILING

ORIGINALLY FILED ON JUNE 30, 2015

(Check one):	☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Kennecott Utah Copper Savings Plan for Represented Employees
Full Name of Registrant

Not Applicable
Former Name if Applicable

c/o Rio Tinto plc, 6 St James’s Square
Address of Principal Executive Office (Street and Number)

London, SW1Y 4AD, United Kingdom
City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On June 30, 2015, the Kennecott Utah Copper Savings Plan for Represented Employees (the “Registrant”) filed a Notification of Late Filing on Form 12b-25 (the “12b-25”) indicating that additional time was necessary to complete its annual report for the fiscal year ended December 31, 2014 on Form 11-K (the “2014 11-K”), the report that is the subject of this filing, due to the reasons enumerated in that filing and summarized below.

As previously reported, in late May 2015, McGladrey LLP (“McGladrey”), the former independent registered public accounting firm of the Registrant, notified the Rio Tinto America Inc. Benefit Governance Committee (the “BGC”), which administers the Registrant and acts as its fiduciary, that it believed certain services (the “Services”) that one of its associated entities had provided to affiliates of the Registrant during the fiscal years ended December 31, 2011, 2012, 2013 and 2014 may be inconsistent with the Securities and Exchange Commission’s (the “Commission”) rules on auditor independence. Prior to such notification, the Registrant did not believe there were any issues relating to McGladrey’s independence.

The Registrant worked closely with McGladrey regarding the independence matter after McGladrey notified the BGC of the issue. However, in order to ensure that the audit of the Registrant’s financial statements for the fiscal year ended December 31, 2014 could be completed and issued, the BGC terminated McGladrey as the independent auditor of the Registrant on June 26, 2015 and engaged Anton Collins Mitchell LLP (“ACM”) as the Registrant’s independent registered public accounting firm to audit the Registrant’s financial statements. The relevant financial statements for the Registration Statement on Form S-8 currently on file for the Registrant comprise the statements of net assets available for benefits as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013 and the related notes to the financial statements.

On July 13, 2015, McGladrey notified the BGC that, despite its belief that the Services did not compromise its integrity or objectivity, it was withdrawing its audit reports for the Registrant’s financial statements for the years ended December 31, 2011, 2012 and 2013 from the Registrant’s annual reports on Form 11-K for these periods (the “Affected Filings”).

The Registrant is in the process of amending the Affected Filings to remove the audit report of McGladrey and to label the financial statements as “unaudited.”  The Registrant intends to refile the annual reports on Form 11-K for the respective fiscal years with the SEC once the necessary independent audits are completed, which is expected to be as soon as reasonably practicable. As a result of the foregoing, the financial statements contained in the Affected Filings should not be relied upon.

Furthermore, the Registrant does not now expect to file the 2014 11-K on or before the fifteenth calendar day following June 29, 2015, the prescribed due date for the 2014 11-K under the Securities Exchange Act of 1934.  Accordingly, the Registrant is hereby amending the Form 12b-25 to uncheck the box under Part II of the subject form.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Cori Petersen	801	204-2442
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒   Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☐ Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Kennecott Utah Copper Savings Plan for Represented Employees

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 14, 2015	By	/s/ MATTHEW TOTSCH
		Name	Matthew Totsch
		Title	BGC Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

EXHIBIT INDEX

Exhibit Number	Document
99.1	Accountant’s statement

4